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SEC Mail Processing Section

FEB 29 2016

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empricial Research Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue, 25th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Goldstein — 212 803 8010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empricial Research Partners, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)

DECEMBER 31, 2015

TABLE OF CONTENTS


CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Empirical Research Partners LLC

We have audited the accompanying statement of financial condition of Empirical Research Partners LLC as of December 31, 2015. This financial statement is the responsibility of Empirical Research Partners LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Empirical Research Partners LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2016

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

EMPIRICAL RESEARCH PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 30,121,657
Receivable from clearing brokers	793,809
Commissions and fees receivable	1,242,878
Property and equipment, net	340,359
Prepaid expenses and other assets	711,264
Total assets	$ 33,209,967
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 11,798,483
Commitments and contingencies (note 6)	
Members' equity	21,411,484
Total liabilities and members' equity	$ 33,209,967

See accompanying notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Empirical Research Partners LLC (the "Company") is a limited liability company formed pursuant to and in accordance with the Delaware Limited Liability Company Act. The Company commenced operations in 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

Concentrations of Credit Risk

The Company maintains its cash at one commercial bank in amounts that at times may exceed the federal insurance limit. The Company's money market funds are comprised of two funds that are managed by one financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is not subject to federal or state income taxes. Income taxes payable, if any, are the responsibility of the individual members. The Company is subject to the New York City Unincorporated Business Tax. With few exceptions, the Company is no longer subject to federal, state or local income tax examinations by taxing authorities for years before 2012.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

Commissions and Fees Receivable

Commission and fees receivable are stated at the amount the Company expects to collect. At December 31, 2015, there was no allowance for doubtful accounts. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances for doubtful accounts would be provided.

Revenue Recognition

The Company prepares research in the areas of portfolio strategy, quantitative modeling for stock selection, and money management business strategy, which is provided to institutional investors. These include mutual funds, banks, insurance companies, pension funds, and hedge funds. The Company is compensated and receives its fee income for its research in three ways:

1. Commissions earned on transactions in which the Company acts as an introducing broker. The Company shares in this revenue with its clearing brokers.
2. Payments from other brokerage firms representing the transfer of commissions as directed by their clients.
3. Payments directly from clients.

For category one, revenue is recognized on a trade-date basis, while in categories two and three, it is recognized when the research is utilized by the customer and the customer advises the Company of its usage.

3. RECEIVABLE FROM CLEARING BROKERS

The clearing and depository operations for the Company's security transactions are provided primarily by brokers pursuant to clearance agreements. At December 31, 2015, the amount receivable from clearing brokers represents commissions earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customer accounts introduced by the Company. At December 31, 2015, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash, and delivery against payment transactions.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2015:

		Estimated Useful Life
Furniture, fixtures and equipment	$ 634,133	3-5 years
Leasehold improvements	426,022	Lease term
	1,060,155	
Less: accumulated depreciation	719,796	
Property and equipment, net	$ 340,359	

5. EMPLOYEE BENEFIT PLAN

In 2006, the Company adopted a 401(k) retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum allowed by law. The Company may make profit-sharing contributions that are determined by the managing member according to a discretionary formula in an amount determined each year. Participants are fully vested in their contributions at all times, and the Company's profit-sharing contributions vest immediately. Profit-sharing contributions were not declared by the managing member for 2015.

6. COMMITMENTS AND CONTINGENCIES

Operating lease commitment

The Company leases office space under an operating lease that expires in 2022. During 2015 occupancy costs were $701,256. The approximate minimum future rental payments required as of December 31, 2015, over the term of the lease is as follows:

For the Years Ended December 31:		
2016	$	594,000
2017		601,000
2018		640,000
2019		640,000
2020		640,000
Thereafter		1,175,000
	$	4,290,000

Prepaid expense and other assets include certificates of deposit which collateralizes letters of credit for the benefit of the landlord in the amount of $400,365.

Sales tax matter

The Company has undergone two separate sales tax audits by New York State covering the periods from March 2003 through February 2009 and March 2009 through November 2012. During March 2013, the New York State Department of Taxation and Finance issued a Notice of Determination to the Company asserting that it owes sales and use tax plus interest theron for the periods under audit. The determination is based on the State's position that the Company's research services are taxable information services. The Company requested a Conciliation Conference that took place on January 16, 2014. The Conferee upheld the Notice of Determination in a Conciliation Order dated June 20, 2014. The Company filed a petition on September 18, 2014 with the New York State Division of Tax Appeals protesting the Notice of Determination and Conciliation Order and a hearing is expected to be held in 2016. The Company is currently in discussion with the Department of Taxation on this matter. The managing member believes that the Company has been operating substantially in compliance with all relevant sales tax provisions of New York State. As of December 31, 2015, the Company has not recorded any provisions for these matters, as management intends to vigorously defend its position and believes that any liability it may incur related to this matter is not estimable, and would not have a material adverse effect on its financial condition or its results of operations.

7. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

a. *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
b. *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and
c. *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2015:

Assets	Level 1	Level 2	Level 3	Total	Valuation Technique
Money market funds	$ 29,589,503	$ -	$ -	$ 29,589,503	a

As of December 31, 2015, all of the Company's money market fund accounts included in cash and cash equivalents were considered to be Level 1 in the valuation hierarchy, valued based upon quoted prices in markets that are active and which the Company has the ability to access.

There were no liabilities required to be measured at fair value on a recurring basis at December 31, 2015.

8. RELATED PARTY TRANSACTIONS

The Company has a fee sharing agreement with an affiliate, FMMI INC ("FMMI") in which the Company is allocated 20% of fees earned from FMMI for services provided. The Company is owed $50,995 from FMMI as of December 31, 2015.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

9. NET CAPITAL REQUIREMENTS *(continued)*

At December 31, 2015, the Company had net capital, as defined, of $17,016,679, which exceeded the required minimum net capital of $786,566 by $16,230,113. Aggregate indebtedness at December 31, 2015 totaled $11,798,483. The Company's percentage of aggregate indebtedness to net capital was 69%.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2015 and determined that there are no material events that would require disclosures in the Company's financial statements.